[redacted]

14045833

AB 3/11

SEC Mail Processing

FEB 28 2014

Washington DC 405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC 405

SEC FILE NUMBER
8-48125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Poor Farm Road
(No. and Street)

Princeton (City) NJ (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien P.C. CPAs
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648 (Address) Princeton (City) New Jersey (State) 08543 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/14

OATH OR AFFIRMATION

I, HARRY L. CURTIS, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPI SECURITIES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

REBECCA L. FORSBERG
Notary Public of New Jersey
My Commission Expires February 15, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPI SECURITIES, INC.

Financial Statements

December 31, 2013

MERCADIEN

MPI SECURITIES, INC.

Financial Statements

December 31, 2013

MPI SECURITIES, INC.

Table of Contents

December 31, 2013

Page Number

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
MPI Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of MPI Securities, Inc. (the "Company") as of December 31, 2013, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mercadien, PC
Certified Public Accountants

February 25, 2014

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 168,513
Accounts receivable, less allowance for doubtful accounts of $4,000	27,825
Prepaid expenses	5,532
Property and equipment, net	272
Total Assets	$ 202,142
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 429
Accrued expenses	12,000
Due to Management Planning, Inc.	2,550
Advance deposits	5,000
Total Liabilities	19,979
Stockholders' Equity	
Common stock, no par value, $6.77 stated value; 10,000 shares authorized; 8,475 shares issued and 6,275 shares outstanding	57,409
Additional paid-in capital	21,192
Retained earnings	118,465
Treasury stock, 2,200 shares at stated value	(14,903)
Total Stockholders' Equity	182,163
Total Liabilities and Stockholders' Equity	$ 202,142

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2013

Revenues	
Consulting fees	$ 334,550
Operating expenses	
Management fees	12,240
Professional fees	49,924
Licensing fees	9,507
Office	22
Commissions	14,888
Advertising	1,008
Insurance	696
Travel and entertainment	1,442
Bad debts	4,000
Depreciation	552
Total operating expenses	94,279
Income before interest income and provision for state income taxes	240,271
Interest income	23
Income before provision for state income taxes	240,294
Provision for state income taxes	232
Net income	$ 240,062

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2013

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances, January 1, 2013	7,375	$ 49,958	$ 11,373	$ 28,403	$ (14,903)	$ 74,831
Net income	-	-	-	240,062	-	240,062
Dividends paid	-	-	-	(150,000)	-	(150,000)
Issuance of common stock	1,100	7,451	9,819	-	-	17,270
Balances, December 31, 2013	8,475	$ 57,409	$ 21,192	$ 118,465	$ (14,903)	$ 182,163

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash Flows from Operating Activities	
Net income	$ 240,062
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	552
Bad debt expense	4,000
Changes in assets	
Accounts receivable	(23,184)
Prepaid expenses	977
Accounts payable	429
Accrued expenses	500
Due to Management Planning, Inc.	2,550
Advance deposits	(1,000)
Net cash from operating activities	224,886
Cash Flows from Financing Activities	
Dividends paid	(150,000)
Issuance of common stock	17,270
Net cash from financing activities	(132,730)
Net change in cash	92,156
Cash, beginning of year	76,357
Cash, end of year	$ 168,513
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for income taxes	$ 232

See notes to financial statements.

A. NATURE OF BUSINESS

MPI Securities, Inc. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, as well as the securities commissions of other states, and is a member of the Financial Industry Regulatory Authority.

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Net income is charged with an allowance for uncollectible accounts based on past experience and an analysis of accounts receivable collectibility. Accounts deemed uncollectible are charged to the allowance the year they are deemed uncollectible.

Revenue Recognition

Revenues related to consulting services are recognized upon acceptance of the contract and/or the submission of a consulting report to the client. Advanced deposits are recognized as income when a report is issued.

Property and Equipment

Property and equipment consists of furniture and fixtures and is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	7 years

Repairs and maintenance which do not extend the useful life of the related asset are expensed as incurred.

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for federal and state income tax purposes, thus, the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Management evaluated the Company's tax positions as of and for the year ended December 31, 2013, and has determined that there is no liability for uncertain tax positions at December 31, 2013. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local taxing authorities for years before 2010.

Subsequent Events

Management has evaluated events for potential recognition and disclosure that occurred after December 31, 2013, but before February 25, 2014, the date the financial statements were available to be issued. No items were determined by management to require disclosure.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

C. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$ 3,854
Less: accumulated depreciation	3,582
Total	$ 272

D. STOCKHOLDERS' EQUITY

In 2013, the Company issued 1,100 shares of common stock at a price of $15.70 per share.

E. MAJOR CUSTOMERS

There were two customers that accounted for approximately 74% of the Company's total revenues for the year ended December 31, 2013.

F. RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Actual expenditures incurred by MPI include amounts paid to MPI employees for commission fees, which is associated with the Company's consulting fees. Management consulting and commission fees for the year totaled $27,128. As of December 31, 2013, the Company owed MPI $2,550 related to actual expenditures incurred.

G. CONCENTRATIONS OF RISK

The Company maintains cash in bank deposit accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

H. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2013, the Company had net capital of $148,534, which exceeded its requirements of $5,000 by $143,534.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of December 31, 2013

Stockholders' equity	$ 182,163
Deductions: non-allowable assets	
Accounts receivable	(27,825)
Prepaid expenses	(5,532)
Property and equipment	(272)
Non-allowable assets	(33,629)
Net capital	148,534
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 143,534
Aggregate indebtedness	$ 19,979
Ratio of aggregate indebtedness to net capital	0.13 to 1.00

There are no material differences between the preceeding computation and the Company's corresponding unaudited part 11A of Form X-17A-5 as of December 31, 2013.

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
MPI Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of MPI Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were accurate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors,Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, PC
Certified Public Accountants
February 25, 2014